Exhibit 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS REPORTS INCREASED REVENUE
AND STRONG RESULTS FOR 2009
Auction revenues up 6% and adjusted net earnings per share increase 8%
FOR IMMEDIATE RELEASE: March 4, 2010
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA), the world’s largest auctioneer of industrial equipment, announces net earnings for the year ended December 31, 2009 of $93.5 million, or $0.88 per diluted share, and adjusted net earnings of $92.0 million, or $0.87 per diluted share compared to adjusted net earnings of $85.5 million, or $0.81 per diluted share, for the year ended December 31, 2008. This represents year-over-year adjusted net earnings per share growth of 8%. Adjusted net earnings is a non-GAAP financial measure and is defined below. Financial statement net earnings in 2008 were $101.4 million, or $0.96 per diluted share. The Company’s auction revenues for the year ended December 31, 2009 were $377.2 million, compared to $354.8 in 2008, representing a 6% year over year increase. The Company conducted 195 industrial auctions in 14 countries throughout North America, Europe, the Middle East, Central America, Asia and Australia during 2009, and set 11 regional gross auction proceeds records. During the year, the Company held its first ever auctions in India and Turkey, its first auction in Panama since 1999, and its second auction in Poland. All dollar amounts in this release are presented in U.S. dollars.
Quarterly dividend
The Company also announced on January 25, 2010 the declaration of a quarterly cash dividend of $0.10 per common share payable on March 12, 2010 to shareholders of record on February 19, 2010. In 2009, the Company paid approximately $40 million in regular cash dividends, a 12% increase over 2008.
Gross auction proceeds and auction revenues
Gross auction proceeds in 2009 were $3.49 billion, 2% lower than in 2008. Gross auction proceeds is a non-GAAP financial measure and is described below. Excluding the impact of fluctuations in the value of the U.S. dollar, gross auction proceeds and auction revenues in local currency increased 2% and 11%, respectively, in 2009 compared to 2008. Excluding the United States market, gross auction proceeds increased by 10% in local currency in 2009 compared to 2008. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 10.80% in 2009, compared to 9.95% in 2008.
The Company achieved gross auction proceeds of $891.1 million in the fourth quarter of 2009, a 4% increase compared to $853.9 million in the fourth quarter of 2008. Auction revenues were $97.1 million for the three months ended December 31, 2009, a 19% increase, compared to $81.7 million for the fourth quarter of 2008. Gross auction proceeds and auction revenues in local currency increased 1% and 14%, respectively, in the fourth quarter of 2009 compared to 2008.
Net earnings for the quarter
Net earnings for the fourth quarter of 2009 were $21.8 million, or $0.21 per diluted share, compared to net earnings for the fourth quarter of 2008 of $27.1 million, or $0.26 per diluted share. Adjusted net earnings for the fourth quarter of 2009 were $21.1 million, or $0.20 per diluted share, compared to adjusted net earnings of $19.2 million, or $0.18 per diluted share, for the fourth quarter of 2008.
Numbers of bidders, buyers and sellers
The company recorded a 21% increase in the number of bidder registrations and a 15% increase in the number of buyers at its industrial auctions in 2009. The Company had approximately 336,000 bidder registrations at its unreserved industrial auctions in 2009, of which almost 98,000 were successful buyers. In 2008, the Company had approximately 278,000 bidder registrations, of which approximately 84,000 were buyers.

Ritchie Bros. worked with a large number of truck, equipment and other asset sellers in 2009, selling close to 283,000 lots on behalf of over 37,000 consignors. In 2008, Ritchie Bros. sold in excess of 252,000 lots for over 36,000 consignors.
Average Ritchie Bros. auction
The Company’s auctions varied in size during 2009, but the average Ritchie Bros. industrial auction attracted over 1,700 bidders who competed for over 1,400 lots consigned by 190 consignors. For the 12 months ended December 31, 2008, the average industrial auction attracted over 1,400 bidders, who competed for over 1,300 lots consigned by 189 consigners. The average gross auction proceeds per industrial auction for 2009 was approximately $17.3 million (2008 — $17.7 million).
Online bidding statistics
Ritchie Bros. sold approximately $830 million of trucks, equipment, and other assets to online bidders during 2009, representing a 19% increase compared to 2008 (2008 — approximately $700 million). Almost 130,000 unique customers from over 195 countries have now registered and received approval to bid online at Ritchie Bros. auctions. Internet bidders represented approximately 35% of the total registered bidders at Ritchie Bros. industrial auctions in 2009, and they were the buyer or runner-up bidder on 37% of the lots offered online at these auctions (2008 —30%). Since launching its real-time online bidding service in 2002, the Company has now sold almost $3.3 billion worth of trucks, equipment, and other assets to online bidders confirming Ritchie Bros.’ position as the largest seller in the world of used equipment and trucks to online buyers.
Summary comments
“We continued to execute our long-term growth strategy and are pleased with our performance in 2009 in the face of challenging conditions in several of our major markets,” said Peter Blake, Ritchie Bros. CEO. “We made significant investments in the future of our company, opening seven new and replacement auction sites, growing our sales team by 14%, introducing new value-added services for our customers and improving our systems and processes, including development of a new sales force automation tool and piloting a timed auction system. We sold a record number of equipment items, registered record numbers of on-site and online bidders, including significant numbers of first time customers, sold a record amount of equipment to online bidders and conducted a number of successful auctions in frontier markets. Our efforts to control expenses and improve efficiency are reflected in our healthy adjusted net earnings growth.”
Mr. Blake continued: “Our gross auction proceeds did not grow as expected in 2009, although we did see growth in some of our markets, such as in Canada where we generated a 19% increase in local currency gross auction proceeds. In general, average equipment values at our auctions were lower than in 2008, and combined with a shift to more lower valued items, this diminished the impact of the 12% increase in items we sold in 2009. At the beginning of 2009, we expected a high volume of idle equipment to come to market but this did not happen. Equipment owners had the unusual situation of low interest rates and generally more accommodating lenders, so in the face of a high degree of uncertainty in the market and depressed equipment values, many equipment owners chose to hold on to their assets. It’s hard to say exactly what 2010 has in store for Ritchie Bros. — precise visibility into the future is challenging for us at the best of times — and even though the results of our recent auctions have been very promising, the continuing uncertainty in equipment markets makes 2010 a tough year to predict. Like many other companies, we have been impacted by the global recession; however, we remain focused on executing our strategy and generating earnings growth over the long term.”
Definitions of non-GAAP measures
The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and significant foreign exchange gains or losses resulting from financing activities that are not expected to recur, and has provided a reconciliation below. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and identifies the impact of items which the Company does not consider to be part of its normal operating results.
Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

About Ritchie Bros.
Established in 1958, Ritchie Bros. Auctioneers (NYSE and TSX: RBA) is the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. The Company has over 110 locations in more than 25 countries, including 40 auction sites worldwide. Ritchie Bros. sells, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. The Company maintains a web site at www.rbauction.com and sponsors an equipment wiki at www.RitchieWiki.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its 2009 financial results at 8:00am Pacific Time (11:00am Eastern Time) on March 4, 2010. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; growth and demand for our services during challenging economic times; and our business model and growth strategy. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s online bidding initiatives; economic and other conditions in local, regional and global markets; ongoing access to capital; our ability to attract and retain key employees, develop additional auction sites and successfully execute our strategic initiatives; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2009, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Operations
(Amounts in table and related footnotes are in USD thousands,	Year ended	Year ended
except share and per share amounts)	December 31, 2009	December 31, 2008

Gross auction proceeds	$3,492,021	$3,567,160

Auction revenues	$377,211	$354,818
Direct expenses	49,890	49,750

	327,321	305,068
Expenses
Depreciation and amortization	31,761	24,764
General and administrative	168,312	164,556

Earnings from operations	127,248	115,748

Other income (expense)
Interest expense	(544)	(859)
Interest income	2,400	4,994
Foreign exchange gain (loss) (1)	(1,085)	11,656
Gain on disposition of capital assets (2)	647	6,370
Other income	2,857	1,375

Earnings before income taxes	131,523	139,284

Income taxes	38,071	37,884

Net earnings (1) (2)	$93,452	$101,400

Net earnings per share	$0.89	$0.97
Net earnings per share — diluted	$0.88	$0.96

Weighted average shares outstanding	105,141,368	104,713,375
Diluted weighted average shares outstanding	105,773,806	105,773,944

Net earnings in accordance with Canadian GAAP	$93,452	$101,400
Less: after-tax foreign exchange impact of financing transactions (1)	(664)	(8,626)
Less: after-tax gain on sale of excess property (2)	(746)	(7,295)

Adjusted net earnings	$92,042	$85,479

Adjusted net earnings per share	$0.88	$0.82
Adjusted net earnings per share — diluted	$0.87	$0.81

(1)
Net earnings for 2009 included a foreign exchange gain of $759 ($664 after tax, or $0.01 per diluted share) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The equivalent amount for 2008 was a foreign exchange loss of $5,835 ($4,989 after tax, or $0.05 per diluted share). The bank debt was assigned in January 2009 to a U.S. dollar denominated subsidiary to eliminate this foreign exchange exposure. In addition, the foreign exchange gain recorded in 2008 included the reclassification to net earnings of foreign currency translation gains of $15,023 ($13,615 after tax, or $0.13 per diluted share). These gains were previously recorded in the cumulative translation adjustment account and were reclassified in 2008 as a result of the settlement of a number of foreign currency denominated intercompany loans that had been considered long-term in nature. No long-term intercompany loans were settled in 2009 that resulted in a significant foreign exchange adjustment. The Company has highlighted these amounts because it does not expect such foreign exchange gains or losses relating to financial transactions to recur in future periods.

(2)
Net earnings for 2009 included total gains of $1,097 ($746 after tax, or $0.01 per diluted share) recorded on the sale of excess property. Net earnings for 2008 included total gains of $8,304 ($7,295 after tax, or $0.07 per diluted share) recorded on the sale of the Company’s former headquarters property. The Company highlighted these amounts because it does not consider these gains to be part of the normal course of its operations.

Consolidated Statements of Operations
(Amounts in table and related footnotes are in USD thousands,	Three months ended	Three months ended
except share and per share amounts)	December 31, 2009	December 31, 2008
	(unaudited)	(unaudited)

Gross auction proceeds	$891,111	$853,927

Auction revenues	$97,143	$81,693
Direct expenses	14,409	13,014

	82,734	68,679
Expenses
Depreciation and amortization	9,342	6,541
General and administrative	45,004	38,335

Earnings from operations	28,388	23,803

Other income (expense)
Interest expense	(179)	(116)
Interest income	630	1,376
Foreign exchange gain (loss) (1)	(348)	11,133
Gain (loss) on disposition of capital assets	785	(443)
Other income (2)	1,386	383

Earnings before income taxes	30,662	36,136

Income taxes	8,828	8,996

Net earnings (1)	$21,834	$27,140

Net earnings per share	$0.21	$0.26
Net earnings per share — diluted	$0.21	$0.26

Weighted average shares outstanding	105,368,386	104,822,499
Diluted weighted average shares outstanding	106,246,699	105,558,129

Net earnings in accordance with Canadian GAAP	$21,834	$27,140
Less: after-tax foreign exchange impact of financing transactions (1)	—	(7,918)
Less: after-tax gain on sale of excess property (2)	(746)	—

Adjusted net earnings	$21,088	$19,222

Adjusted net earnings per share	$0.20	$0.18
Adjusted net earnings per share — diluted	$0.20	$0.18

(1)
Net earnings for the fourth quarter of 2008 included a foreign exchange loss of $3,778 ($3,230 after tax, or $0.03 per diluted share) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The bank debt was assigned in January 2009 to a U.S. dollar denominated subsidiary to eliminate this foreign exchange exposure. In addition, net earnings for the quarter ended December 31, 2008 included the reclassification to net earnings of foreign currency translation gains of $12,254 ($11,148 after tax, or $0.11 per diluted share). These gains were formerly recorded in the accumulated translation adjustment account and arose in 2008 as a result of the settlement of a number of foreign currency denominated intercompany loans that were considered long-term in nature. The Company has highlighted this amount because it does not expect such foreign exchange gains or losses relating to financial transactions to recur in future periods.

(2)
Net earnings for the fourth quarter of 2009 included total gains of $1,097 ($746 after tax, or $0.01 per diluted share) recorded on the sale of excess property. The Company highlighted this amount because it does not consider this gain to be part of the normal course of its operations.

Selected Balance Sheet Data (USD thousands)	December 31, 2009	December 31, 2008

Current assets	$198,707	$193,940
Current liabilities	168,197	146,831

Working capital	30,510	47,109

Total assets	857,821	689,488
Long-term debt	130,394	67,411
Total shareholders’ equity	$544,411	$465,162

	Year ended	Year ended
Selected Operating Data (unaudited)	December 31, 2009	December 31, 2008

Auction revenues as percentage of gross auction proceeds	10.80%	9.95%
Number of consignors at industrial auctions	37,041	36,595
Number of bidders at industrial auctions	335,900	277,560
Number of buyers at industrial auctions	97,833	84,005
Number of permanent auction sites	32	30
Number of regional auction units	8	8
For further information, please contact:
Jeremy Black
Vice President, Business Development
Corporate Secretary

Phone: Fax: Email:	778 331 5500 778 331 4628 ir@rbauction.com